ALLIANCE HOLDINGS GP, L.P.

1717 South Boulder Avenue

Tulsa, Oklahoma 74119

May 5, 2006

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-7010

Mail Stop: 7010

Attention Carmen Moncada-Terry

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-1 (File No. 333-129883) of Alliance Holdings GP, L.P. (the “Company”)

Dear Ms. Moncada-Terry:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effectiveness of the above-referenced Registration Statement be accelerated so that the Registration Statement will become effective at 1:00 p.m. (Washington D.C. time) on May 9, 2006, or as soon thereafter as practicable.

The Company hereby acknowledges to the Securities and Exchange Commission (the ”Commission”) that should the Commission or the staff of the Division of Corporation Finance (the “Staff”) acting pursuant to delegated authority, declare the filing effective, it (i) does not foreclose the Commission from taking any action with respect to the filing and (ii) does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing. The Company further acknowledges that it may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ALLIANCE HOLDINGS GP, L.P.

By:	Alliance GP, LLC, its General Partner

By:	/s/ Thomas L. Pearson
Name:	Thomas L. Pearson
Title:	Senior Vice President, Law and Administration, General Counsel and Secretary

May 5, 2006

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Alliance Holdings GP, L.P.
Registration Statement on Form S-1 (File No. 333-129883)

Ladies and Gentlemen:

As underwriters of the Company’s proposed public offering of up to 14,375,000 common units, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 1:00 p.m. (NYT) on May 9, 2006, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated April 27, 2006, through the date hereof:

Preliminary Prospectus dated April 27, 2006:

40,882 copies to prospective Underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

LEHMAN BROTHERS INC.

CITIGROUP GLOBAL MARKETS INC.

A.G. EDWARDS & SONS, INC.

UBS SECURITIES LLC

WACHOVIA CAPITAL MARKETS, LLC

RAYMOND JAMES & ASSOCIATES, INC.

RBC CAPITAL MARKETS CORPORATION

CREDIT SUISSE SECURITIES (USA) LLC

STIFEL, NICOLAUS & COMPANY, INCORPORATED

By: LEHMAN BROTHERS INC.

By:                 /s/ Victoria Hale

                            Victoria Hale

                            Vice President